

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

Wai Hong Lao
Chief Executive Officer and Director
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Galaxy Payroll Group Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 22, 2023**
> **File No. 333-269043**

Dear Wai Hong Lao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed February 22, 2023

Prospectus Summary
Risk Factor Summary, page 6

1. We note your revisions to include a bullet point addressing the effectiveness of the Trial Administrative Measures, including the statement that "we cannot assure you that we will be able to complete such process on time." Please revise this bullet to expand your disclosure to state what you mean by "on time," for example, by briefly outlining the deadlines related to the Measures and/or this offering.

<u>Risk Factors</u>
<u>Risks Relating to the PRC, Hong Kong, Taiwan and Macau</u>
<u>Upon the effectiveness of the Trial Administrative measures, we may be..., page 29</u>

2. We note the revisions to the cover page regarding the effectiveness of the Trial Administrative Measures going into effect March 31, 2023 and related filing procedures with the CSRC, as well as the inclusion of risk factor disclosure on the same topic. Please further revise this risk factor to address the risks to your entities, individuals who work with or control your entities and your investors, as well as any impact on this offering, should the company be required to complete filing procedures in connection with the Trial Administrative Measures and it is unable to do so or is unable to do so within the prescribed periods. In this regard, we note that such risks may include financial penalties, failure to list/remain listed, and risks to investors if you list prior to receiving CSRC approval. Disclose whether the offering is contingent on receipt of approval from the CSRC. You state that you "may" be subject to the Trial Administrative Measures; please disclose whether or not you are or are likely to be subject to the Trial Administrative Measures, the basis for this determination, and whether you consulted with counsel in making this determination.

You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.